Exhibit (a)(5)

Cadbury plc
Cadbury House
Sanderson Road
Uxbridge
Middlesex UB8 1DH
United Kingdom
w www.cadbury.com
THIS LETTER IS BEING SENT TO YOU FOR INFORMATION ONLY
14 December 2009
Dear Participant
Offer by Kraft Foods Inc. (Kraft) for Cadbury plc (Cadbury)
As you already know, Kraft has made an offer for Cadbury (the Offer) and the Offer has been rejected by the Cadbury Board. You will have been sent a copy of Kraft’s offer document*.
Cadbury has now published its response to its shareholders recommending them to reject the Offer and this document is enclosed. Electronic copies of both Kraft’s offer document and Cadbury’s defence document are available on our website at cadbury.com.
If you are a participant in the UK Choices Share Incentive Plan or either of the Irish Employee Share Schemes, you will receive a letter from the trustee of the scheme explaining how the Offer affects the shares that you hold through that scheme.
If you are a participant in any other Cadbury share plan, including the sharesave and ESPP plans, the Offer has no immediate impact on your options/awards and you do not need to take any action at this time other than, if you are a participant in any of the savings schemes, to continue saving so as to prevent your option from lapsing.
We may write to you again to update you of any developments which may be of interest to you as an option and/or award holder.
Yours faithfully

Chris van Steenbergen
Chief Human Resources Officer

*	if you have not received, or do not shortly receive, a copy of the offer document this may be because the Offer is not being made in certain jurisdictions where it would be unlawful to do so

Registered in England and Wales, no. 6497379. Registered address: Cadbury House, Sanderson Road, Uxbridge, Middlesex UB8 1DH